UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April, 2006

                      Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
             -------------------------------------------------
              (Translation of registrant's name into English)

    Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
 -------------------------------------------------------------------------------
                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


      Form 20-F       X                         Form 40-F
                   -------                                ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes                                     No      X
                -------                               ------


     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82_____.)

                                 SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INNOVA, S. de R.L. de C.V.
                                            ------------------------------------
                                                        (Registrant)


Dated: April 24, 2006                       By  /s/ Carlos Ferreiro Rivas
                                                -------------------------
                                            Name:    Carlos Ferreiro Rivas
                                            Title:   Chief Financial Officer

[GRAPHIC OMITTED - SKY LOGO]                        FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------

                         INNOVA, S. DE R.L. DE C.V.
                   ANNOUNCES PRICING OF TENDER OFFER AND
                 CONSENT SOLICITATION FOR ITS OUTSTANDING
                       9.375% SENIOR NOTES DUE 2013

Mexico City, April 24, 2006. Innova, S. de R.L. de C.V., ("Innova") announced today that it has priced its previously announced cash tender offer (the "Tender Offer") for any and all of its outstanding U.S.$300,000,000 aggregate principal amount of 9.375% Senior Notes due 2013 (the "Notes"). Innova will pay $1,123.29 per each U.S.$1,000.00 principal amount of the Notes validly tendered, plus accrued but unpaid interest up to, but not including, the settlement date (the "Total Consideration"). The Total Consideration includes a consent payment of U.S.$20.00 and was determined as described in the Offer to Purchase and Consent Solicitation Statement, dated March 13, 2006, as amended.

Holders who tender their Notes on or prior to the expiration time on 11:59 p.m., New York City time, on April 25, 2006, unless further extended or earlier terminated, will be eligible to receive, based upon the principal amount of the Notes tendered, the Total Consideration.

As of 5:00 pm on April 21, 2006, approximately U.S.$ 281.3 million aggregate principal amount of the Notes, representing approximately 93.8% of the Notes outstanding, had been tendered. Accordingly, Innova has received deliveries of consents in connection with the Solicitation from holders of at least a majority of the Notes outstanding.

Each of the Tender Offer and Solicitation is subject to, and conditioned upon, the full details of the terms and conditions in the Offer, as amended.

Citigroup Corporate and Investment Banking is acting as the dealer manager and solicitation agent for the Tender Offer and the Solicitation. Questions regarding the Tender Offer and Solicitation or requests for documents may be directed to Citigroup Corporate and Investment Banking, Liability Management Group, at (800) 558-3745 (U.S. toll free) and (212) 723-6108
(collect) or Global Bondholder Services Corporation, the Information Agent, at (866) 470-3800 (U.S. toll-free) and (212) 430-3774 (collect).

None of Innova, the dealer manager and solicitation agent or the information agent make any recommendations as to whether or not holders should tender their Notes pursuant to the Tender Offer or consent to the Proposed Amendment (as defined in the Offer), and no one has been authorized by any of them to make such recommendations.

This press release is not an offer to purchase, a solicitation of an offer to sell, or a solicitation of consents with respect to the Notes nor is this announcement an offer to sell or solicitation of an offer to buy new securities of Innova. The Tender Offer is made only by an Offer to Purchase and Consent Solicitation Statement, dated March 13, 2006.

This press release contains forward-looking statements regarding the Tender Offer. Actual results of the Tender Offer could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results of the Tender Offer to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this news release to reflect circumstances existing after the date of this news release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ABOUT THE COMPANY:

INNOVA, S. DE R.L. DE C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), and The DIRECTV Group, Inc, a Delaware corporation ("DIRECTV"). For more information, please visit www.sky.com.mx.

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States. For more information, please visit www.televisa.com.

THE DIRECTV GROUP, INC., is a world-leading digital television service. DIRECTV is approximately 37 percent owned by News Corporation. For more information, please visit www.directv.com.


Contacts:

CARLOS FERREIRO
Chief Financial Officer
-----------------------
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx
--------------------


JUAN CARLOS MUNOZ
Head of Investor Relations
--------------------------
Innova, S. de R.L. de C.V.
(5255) 5448-4000 ext.6642
jmunoz@sky.com.mx
-----------------